Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Moonstone Nutrition Inc.
6425 Living Pl
Pittsburgh, PA 15206
https://moonstonenutrition.com/

Up to $1,234,997.64 in Class B Common Stock at $3.06
Minimum Target Amount: $14,997.06

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Moonstone Nutrition Inc.
Address: 6425 Living Pl, Pittsburgh, PA 15206
State of Incorporation: DE
Date Incorporated: March 07, 2019

Terms:

Equity

Offering Minimum: $14,997.06 | 4,901 shares of Class B Common Stock
Offering Maximum: $1,234,997.64 | 403,594 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $3.06
Minimum Investment Amount (per investor): $498.78

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Perks

Early Bronze: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Silver: Invest $5,000+ within the first 2 weeks | 10% bonus shares

Early Gold: Invest $10,000+ within the first 2 weeks | 15% bonus shares

Early Platinum: Invest $20,000+ within the first 2 weeks | 20% bonus shares

Early Angel: Invest $50,000+ within the first 2 weeks | 25% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $5,000+ and receive 5% bonus shares

Tier 2 Perk: Invest $10,000+ and receive 10% bonus shares

Tier 3 Perk: Invest $20,000+ and receive 15% bonus shares

Tier 4 Perk: Invest $50,000+ and receive 20% bonus shares

* In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Moonstone Nutrition, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $3.06 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $306. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Moonstone Nutrition Inc. ("Moonstone Nutrition" or the "Company") is a corporation organized under the laws of the state of Delaware that specializes in nutraceutical and supplement products aimed at improving kidney health and preventing associated chronic diseases. The Company's business model consists of direct-to-consumer sales and retail distribution focused on individuals at risk for or suffering from kidney stones, and in the early stages of chronic kidney disease (CKD).

Our products, which include a patented alkali citrate formula, are sold across the United States at drug stores like CVS and Walgreens. We are currently targeting to expand distribution to other retailers like Target (currently sells its products on Target.com and is working to gain distribution in Target stores), GNC, The Vitamin Shoppe, Kroger, Safeway, and Publix, as well as through online platforms.

The Company stands out due to its unique, science-based formulations developed by leading physicians, a significant white space opportunity in the OTC kidney health market, and a comprehensive digital and traditional marketing strategy aimed at both consumers and healthcare professionals.

The Company was initially organized as Dr. Arnie's Inc. but changed its name to Moonstone Nutrition Inc. on May 5, 2022.

The Company's Intellectual Property ("IP"): Moonstone Nutrition was granted worldwide rights to use multiple patents in the U.S., Canada, Mexico, Australia, European Union, Japan, Thailand, and Vietnam for its innovative alkali citrate formula.

Competitors and Industry

Industry

Kidney stones signal a high risk of recurrence and an increased risk of Chronic Kidney Disease (CKD), with studies showing a 50% chance of experiencing another stone within 5-7 years and a lifetime recurrence rate of 60-80%. The combined population of 33 million people with kidney stones and 49 million with CKD highlights a $2 billion market opportunity in kidney health.

Moonstone Nutrition targets individuals seeking to prevent kidney stones and enhance kidney function, focusing on chronic sufferers who face multiple stones annually and frequent emergency visits. With over 1.2 million ER visits yearly for kidney stones, half by first-time sufferers, Moonstone caters to a motivated customer base looking for effective prevention and management solutions.

Competitors

Moonstone Nutrition's major competitors include Litholyte, Kidney COP, Chanca Piedra, and generic prescription potassium citrate pills. Unlike these competitors, Moonstone offers a higher dosage of alkali citrate per serving at a lower daily cost, backed by clinical studies, and in multiple consumer-friendly formats (powder packets, capsules, gummies). This unique positioning, combined with its patented formula and focus on education and awareness, differentiates Moonstone from other products in the market.

Current Stage and Roadmap

Current Stage

Moonstone Nutrition is currently generating revenue and we believe is in a growth phase. The Company has successfully launched a range of over-the-counter kidney health products, including powder drinks, capsules, and gummies, backed by patented formulations and clinical studies.

Future Roadmap

Moonstone Nutrition's efforts for the next few years will be focused on expanding market share, launching new products for bone health and heart health, and growing our distribution network both domestically and internationally. We have several new product launches planned over the next 24 months, aiming to solidify our position as a leader in the kidney health category and to enter new markets related to chronic condition management.

The Team

Officers and Directors

Name: Salim S Rayes

Salim S Rayes's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, CEO, & Board Member
  Dates of Service: March, 2019 - Present
  Responsibilities: Salim directs and executes all activities of the Company either directly or through delegated authority. Salim receives an annual salary of $175,000, beneficially owns 5.37% of the Company's outstanding equity on a fully diluted basis, and owns 150,000 stock option shares in the Company.

Name: Noman Khan

Noman Khan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: January, 2020 - Present
  Responsibilities: Noman manages R&D, supply chain, and innovation. Noman receives an annual salary of $150,000, beneficially owns 5.37% of the Company's outstanding equity on a fully diluted basis, and owns 150,000 stock option shares in the Company.

Other business experience in the past three years:

- Employer: Coca Cola NAOU
  Title: Contractor
  Dates of Service: November, 2018 - Present
  Responsibilities: Part time engineering consultant on capital projects. Providing overall assessment on beverage engineering.

Other business experience in the past three years:

- Employer: NMK Innovation Partners, LLC
  Title: Managing Director
  Dates of Service: October, 2018 - Present
  Responsibilities: Providing R&D, Innovation and Engineering consulting to Food and Beverage CPG companies.

Name: Abel Boon Tong, Ang

Abel Boon Tong, Ang's current primary role is with Advanced MedTech. Abel Boon Tong, Ang currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: May, 2022 - Present
  Responsibilities: Abel is a Board Member of Moonstone Nutrition. Abel does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

- Employer: Advanced MedTech
  Title: Group CEO
  Dates of Service: July, 2014 - Present
  Responsibilities: Abel is Group CEO & Director for Advanced MedTech, a significant stockholder of the Company, which owns 10.82% of the Company's outstanding equity on a fully diluted basis.

Name: Arnold J Sholder

Arnold J Sholder's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member and Co-Founder
  Dates of Service: March, 2019 - Present
  Responsibilities: Arnold helps secure prospective investors for funding rounds. Arnold beneficially owns 19.064% of

the Company’s outstanding equity on a fully diluted basis.

Name: Kenneth G Romanzi

Kenneth G Romanzi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman of the Board
  Dates of Service: September, 2021 - Present
  Responsibilities: Ken is Chairman of the Board for Moonstone Nutrition. Ken receives an annual salary of $5,000 from the Company and owns 130,000 stock option shares in the Company.

Other business experience in the past three years:

- Employer: Lotus Beverage Alliance
  Title: Chairman of the Board
  Dates of Service: October, 2022 - Present
  Responsibilities: Ken is Chairman of the Board for Lotus Beverage Alliance

Other business experience in the past three years:

- Employer: Wyandot Snacks
  Title: Board Director
  Dates of Service: January, 2023 - Present
  Responsibilities: Ken serves on the board of directors for Wyandot Snacks.

Other business experience in the past three years:

- Employer: Ronin Equity Partners
  Title: Operating Partner
  Dates of Service: May, 2021 - Present
  Responsibilities: Operating Partner at Ronin Equity Partners

Other business experience in the past three years:

- Employer: Astara Capital Partners
  Title: Strategic Advisor
  Dates of Service: September, 2022 - Present
  Responsibilities: Strategic Advisor at Astara Capital Partners

Name: Martin Sholder

Martin Sholder's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: March, 2019 - Present
  Responsibilities: Martin helps secure prospective investors for funding rounds. Martin beneficially owns 3.53% of the Company’s outstanding equity on a fully diluted basis.

Other business experience in the past three years:

- Employer: Inside Out Group
  Title: Managing Partner
  Dates of Service: January, 2018 - Present
  Responsibilities: We teach mindfulness and other techniques so professionals can function at their highest levels, be happier, have greater resilience, and better manage stress.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer; your investment could be illiquid for a long time. For the 12 months following your investment, there will be restrictions on the securities you purchase, including how you can resell such securities. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). Advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class B Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds

sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment
The Company will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if the Company needs to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
The Company's success will be substantially dependent upon the discretion and judgment of its management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on the Company's current business plan. The Company, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and the Company will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding the Company's anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of the Company's operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of the Company's current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out and liquidation preferences of senior equity, including but not limited to preferred equity, have been fulfilled.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if the Company sells all the Class B Common Stock the Company is offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if the Company does make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once the Company has mets its target amount for this offering, the Company may request that StartEngine instruct the escrow agent to disburse offering funds to the Company. At that point, investors whose subscription agreements have been accepted will become the Company's investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or

prospects, sometimes with little or no notice. When such changes happen during the course of an offering, the Company must file an amendment to its Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be the Company's investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another company and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquiring company's "offer" to the target company's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors in the target company may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Company may not have enough capital as needed and may be required to raise more capital.
The Company anticipates needing access to credit in order to support its working capital requirements as it grows. It is a difficult environment for obtaining credit on favorable terms. If the Company cannot obtain credit when the Company needs it, the Company could be forced to raise additional equity capital, modify its growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing the Company's equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If the Company is unable to find additional investors willing to provide capital, then it is possible that the Company will choose to cease its sales activity. In that case, the only asset remaining to generate a return on your investment could be the Company's intellectual property. Even if the Company is not forced to cease its sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

You are trusting that management will make the best decision for the Company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

The Company's new product could fail to achieve the sales projections it expects
The Company's growth projections are based on the assumption that with an increased advertising and marketing budget, its products will be able to gain traction in the marketplace at a faster rate than its current products have. It is possible that

its new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

The Company is an early stage company and has limited revenue and operating history
The Company has a short history, a small customer base, and life to date revenues less than $5 million.. If you are investing in the Company, it's because you think that the Company is a good idea, that the team will be able to successfully market, and sell the product or service, that the Company can price the product or service right and sell it to enough people so that the Company will succeed. Further, the Company has never turned a profit and there is no assurance that the Company will ever be profitable.

The Company has existing patents that it might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, Internet domain names, and trade secrets. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may impact the capital of the Company.

The Company's intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around the Company's intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass the Company's trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.

The cost of enforcing the Company's intellectual property rightscould prevent the Companyfrom enforcing them
Intellectual property litigation has become extremely expensive. Even if the Company believes that a competitor is infringing on one or more of its trademarks, copyrights or other intellectual property rights, the Company might choose not to file suit because the Company lacks the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because the Company believes that the cost of enforcing its intellectual property rights outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce the Company's intellectual property rights could have adverse consequences for the Company, including undermining the credibility of the Company's intellectual property, reducing the Company's ability to enter into sublicenses, and weakening the Company's attempts to prevent competitors from entering the market. As a result, if the Company is unable to enforce its intellectual property rights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of the Company's key personnel, or the Company's failure to attract and retain other highly qualified personnel in the future, could harm its business
The Company's business depends on its ability to attract, retain, and develop highly skilled and qualified employees. As the Company grows, it will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, the Company may face competition for qualified candidates, and it cannot guarantee that it will be successful in recruiting or retaining suitable employees. Additionally, if the Company makes hiring mistakes or fails to develop and train its employees adequately, it could have a negative impact on its business, financial condition, or operating results. The Company may also need to compete with other companies in its industry for highly skilled and qualified employees. If the Company is unable to attract and retain the right talent, it may impact its ability to execute its business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect the Company's ability to hire qualified candidates, and the Company cannot predict whether it will be able to find the right employees when it needs them. This would likely adversely impact the value of your investment.

The Company's ability to sell its product or service is dependent on outside government regulation which can be subject to change at anytime
The Company'sability to sell its products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact the Company's ability to sell its products or increase its compliance costs. Furthermore, the regulatory landscape is subject to regular change, and the Company may face challenges in adapting to such changes, which could adversely affect its business, financial condition, or operating results. In addition to government regulations, the Company may also be subject to other laws and regulations related to its products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding the Company's products may impact demand for its products, which could adversely affect its business and financial performance, which may adversely affect your investment.

The Company relies on third parties to provide services essential to the success of its business
The Company's business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. The

Company's ability to maintain high quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on the Company's business, financial condition, and operating results. The Company may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. The Company may also be subject to contractual or legal limitations in its ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, the Company may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to the Company's operations. The loss of key or other critical vendors and service providers could materially and adversely affect the Company's business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Potential Execution of Warrant Agreement
As part of its ongoing financial activities, the company is in the process of finalizing a warrant agreement and an amendment to the Raw Materials Supply Agreement with AMTH, a Series A investor. Despite substantial progress towards these agreements, including a possible additional investment and the associated grant of a warrant to purchase shares of Moonstone's Class B common stock, there is a risk that this warrant agreement and amendment to the Raw Materials Supply Agreement may not be executed as anticipated or at all. Furthermore, the Company's current pre-money valuation does not incorporate any potential dilutive effect of the warrants contemplated in this agreement, nor does it reflect the potential financial impact of the amended terms of the Raw Materials Supply Agreement which includes repayment of the outstanding balance. Investors should be aware that if the warrant agreement and the amendment to the Raw Materials Supply Agreement are not executed as anticipated or at all, there may be a material impact on the value of the investment. Although the company and AMTH have reached what is considered a substantial agreement, the lack of a finalized and executed agreement presents a risk to current and prospective investors.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
RoseAnnDale LLC (Owned by Arnold Sholder - 1,870,500 Class A Common Stock); Arnold Sholder (47,705 shares of Series A-1 Preferred Stock; 194,102 shares of Series A-2 Preferred Stock)	1,870,500	Class A Common Stock	21.53%
RoseAnnDale LLC (Owned by Arnold Sholder - 1,870,500 Class A Common Stock); Arnold Sholder (47,705 shares of Series A-1 Preferred Stock; 194,102 shares of Series A-2 Preferred Stock)	47,705	Series A-1 Preferred Stock	
RoseAnnDale LLC (Owned by Arnold Sholder - 1,870,500 Class A Common Stock); Arnold Sholder (47,705 shares of Series A-1 Preferred Stock; 194,102 shares of Series A-2 Preferred Stock)	194,102	Series A-2 Preferred Stock	

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Series A Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 403,594 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 10,261,000 with a total of 4,473,251 outstanding.

Voting Rights

One vote per share

Material Rights

There are no material rights associated with Class A Common Stock other than such rights typically provided to common stockholders in a Delaware corporation pursuant to applicable laws.

The total number of shares outstanding on a fully diluted basis, 9,811,551 shares, includes 4,473,251 shares of Class A Common Stock, 1,680,900 shares of Class B Common Stock (which include 790,000 shares of options and RSUs issued and outstanding, and 890,900 shares available for issuance under the stock incentive plan), 1,406,198 shares of Series A Preferred Stock, 394,892 shares of Series A-1 Preferred Stock, and 1,856,310 shares of Series A-2 Preferred Stock.

Class B Common Stock

The amount of security authorized is 3,635,258 with a total of 1,680,900 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

The total number of shares outstanding on a fully diluted basis, 9,811,551 shares, includes 4,473,251 shares of Class A Common Stock, 1,680,900 shares of Class B Common Stock (which include 790,000 shares of options and RSUs issued and outstanding, and 890,900 shares available for issuance under the stock incentive plan), 1,406,198 shares of Series A Preferred Stock, 394,892 shares of Series A-1 Preferred Stock, and 1,856,310 shares of Series A-2 Preferred Stock.

There are no material rights associated with Class B Common Stock other than such rights typically provided to common stockholders in a Delaware corporation pursuant to applicable laws.

Series A Preferred Stock

The amount of security authorized is 3,311,000 with a total of 1,406,198 outstanding.

Voting Rights

One vote per share.

Material Rights

Dividends. The holders of then outstanding shares of Preferred Stock shall be entitled to receive, only when, as and if declared by the Company's board of directors, dividends at the rate of 6% of the original issue price of such class of Preferred Stock for each share of Preferred Stock, prior and in preference to any declaration or payment of any other dividend.

Liquidation Rights. The Company's Series A Preferred Stock carries a one-times (1x) non-participating liquidation preference.

Veto Rights. The holders of Preferred Stock have veto rights over certain actions of the Company. The approval of holders of a majority of the outstanding Preferred Stock is required for the following actions, among other actions: (i) amending or altering the Company's Certificate of Incorporation in a manner adverse to the rights of the Preferred Stock, (ii) effecting a liquidation, IPO, dissolution, merger, consolidation or certain other corporate transactions at a valuation of less than $40,000,000, and (iii) subject to certain exceptions, repurchase, redeem, pay or declare dividends on any shares of capital stock of the Company.

Preferred Director. The holders of Preferred Stock are entitled to elect one of the Company's 5 directors, whom is designated by Advanced MedTech Holdings Pte Ltd.

Preemptive Rights. Certain holders of Preferred Stock have preemptive rights to participate in future securities offerings effected by the Company.

Secondary Right of First Refusal and Co-Sale Rights. Holders of Preferred Stock have a secondary right of first refusal in the event of transfers of common stock by certain key common stockholders of the Company. Additionally, holders of Preferred Stock have a co-sale right in the event of certain transfers of common stock by certain key common stockholders of the Company.

Information Rights. Certain holders of Preferred Stock are entitled to information rights in excess of those provided to other stockholders, including the right to receive quarterly financial statements and the right to inspect the Company's properties and books of accounts and records.

Series A-1 Preferred Stock

The amount of security authorized is 450,000 with a total of 394,892 outstanding.

Voting Rights

One vote per share.

Material Rights

Dividends. The holders of then outstanding shares of Preferred Stock shall be entitled to receive dividends, only when, as and if declared by the Company's board of directors at the rate of 6% of the original issue price of such class of Preferred Stock for each share of Preferred Stock, prior and in preference to any declaration or payment of any other dividend.

Liquidation Rights. The Company's Series A-1 Preferred Stock carries a one-times (1x) non-participating liquidation preference.

Veto Rights. The holders of Preferred Stock have veto rights over certain actions of the Company. The approval of holders of a majority of the outstanding Preferred Stock is required for the following actions, among other actions: (i) amending or altering the Company's Certificate of Incorporation in a manner adverse to the rights of the Preferred Stock, (ii) effecting a liquidation, IPO, dissolution, merger, consolidation or certain other corporate transactions at a valuation of less than $40,000,000, and (iii) subject to certain exceptions, repurchase, redeem, pay or declare dividends on any shares of capital stock of the Company.

Preferred Director. The holders of Preferred Stock are entitled to elect one of the Company's 5 directors, whom is designated by Advanced MedTech Holdings Pte Ltd.

Preemptive Rights. Certain holders of Preferred Stock have preemptive rights to participate in future securities offerings effected by the Company.

Secondary Right of First Refusal and Co-Sale Rights. Holders of Preferred Stock have a secondary right of first refusal in the event of transfers of common stock by certain key common stockholders of the Company. Additionally, holders of Preferred Stock have a co-sale right in the event of certain transfers of common stock by certain key common stockholders of the Company.

Information Rights. Certain holders of Preferred Stock are entitled to information rights in excess of those provided to other stockholders, including the right to receive quarterly financial statements and the right to inspect the Company's properties and books of accounts and records.

Series A-2 Preferred Stock

The amount of security authorized is 2,000,000 with a total of 1,856,310 outstanding.

Voting Rights

One vote per share.

Material Rights

Dividends. The holders of then outstanding shares of Preferred Stock shall be entitled to receive dividends, only when, as and if declared by the Company's board of directors at the rate of 6% of the original issue price of such class of Preferred Stock for each share of Preferred Stock, prior and in preference to any declaration or payment of any other dividend.

Liquidation Rights. The Company's Series A-2 Preferred Stock carries a one-times (1x) non-participating liquidation preference.

Veto Rights. The holders of Preferred Stock have veto rights over certain actions of the Company. The approval of holders of a majority of the outstanding Preferred Stock is required for the following actions, among other actions: (i) amending or altering the Company's Certificate of Incorporation in a manner adverse to the rights of the Preferred Stock, (ii) effecting a liquidation, IPO, dissolution, merger, consolidation or certain other corporate transactions at a valuation of less than $40,000,000, and (iii) subject to certain exceptions, repurchase, redeem, pay or declare dividends on any shares of capital stock of the Company.

Preferred Director. The holders of Preferred Stock are entitled to elect one of the Company's 5 directors, whom is designated by Advanced MedTech Holdings Pte Ltd.

Preemptive Rights. Certain holders of Preferred Stock have preemptive rights to participate in future securities offerings effected by the Company.

Secondary Right of First Refusal and Co-Sale Rights. Holders of Preferred Stock have a secondary right of first refusal in the event of transfers of common stock by certain key common stockholders of the Company. Additionally, holders of Preferred Stock have a co-sale right in the event of certain transfers of common stock by certain key common stockholders of the Company.

Information Rights. Certain holders of Preferred Stock are entitled to information rights in excess of those provided to other stockholders, including the right to receive quarterly financial statements and the right to inspect the Company's properties and books of accounts and records.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $623,000.00
  Use of proceeds: Marketing, sales, and other initiatives to grow the business.
  Date: April 20, 2020
  Offering exemption relied upon: 506(b)

- Type of security sold: Convertible Note
  Final amount sold: $1,535,003.00
  Use of proceeds: Marketing, sales, and other initiatives to grow the business.
  Date: March 31, 2022
  Offering exemption relied upon: 506(b)

- Name: Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,324,999.91
  Number of Securities Sold: 1,406,198
  Use of proceeds: Marketing, sales, and other initiatives to grow the business.
  Date: July 28, 2023
  Offering exemption relied upon: 506(b)

- Type of security sold: Unsecured Promissory Note
  Final amount sold: $80,000.00
  Use of proceeds: Inventory production
  Date: March 07, 2024
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Revenue</u>

Revenue for fiscal year 2022 was $1,059,816, compared to $1,930,901 in fiscal year 2023. The 82% increase in revenue is primarily due to an increase in customers and orders through Amazon and the Company’s website.

<u>Cost of sales</u>

Cost of sales for fiscal year 2022 was $594,547, compared to $1,148,114 in fiscal year 2023. The increase of $553,567 is primarily due to increased sales. Cost of sales as a percentage of revenue increased to 59.5% in 2023 from 56.1% in 2022 due to higher product costs and shipping costs partially offset by lower warehousing and fulfillment costs.

<u>Gross margins</u>

Gross margins for fiscal year 2022 were $465,269, compared to $782,788 in fiscal year 2023. The increase of $317,519 is due to increased sales partially offset by higher cost of sales. Gross margin percentage decreased to 40.5% in 2023 from 43.9% in

2022 due to higher product costs and shipping costs partially offset by higher sales and lower warehousing and fulfillment costs.

Expenses

Expenses for fiscal year 2022 were $1,544,373, compared to $1,567,425 in fiscal year 2023. The increase of $23,052 is primarily due to higher payroll and consulting expenses offset by lower sales and marketing expenses. The Company is focused on controlling expenses to extend the cash runway and minimize the net loss.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the company has demonstrated a consistent ability to expand its market presence, increase sales, and successfully launch new products. Past cash was primarily generated through sales and equity investments. Our goal is to continue increasing revenue, achieve profitability, and expand market share. Given our rapid growth trajectory, strategic retail partnerships, and product line expansion, we anticipate our future financial performance to outpace our historical results, driven by our innovative approach to addressing unmet needs in the kidney health supplement market and leveraging our unique position as a first-to-market provider with patented formulations.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2024, the Company has capital resources available in the form of a line of credit with $50k remaining, an open debt security offering with $120k remaining, and revenue generated from sales on platforms such as Amazon, the company's website, and Walmart.com. As of March 13, 2024, the Company has approximately $178,384 in cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are critical to our company operations, primarily aimed at supporting our growth and expansion goals. While we have some capital resources available, such as a line of credit and shareholder loans, the additional funds are necessary to fuel our aggressive marketing and sales distribution strategies, research and development, and general and administrative expenses to scale up operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary to the viability of the Company, especially for maintaining our growth trajectory and establishing a new category in the market. Of the total funds that our Company has, around 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for an additional 6 months based on our current monthly burn rate of $36k. This estimate is based on expenses related to sales and marketing, research and development, and general and administrative costs.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18-24 months. This extended operational runway is based on an increased monthly burn rate that includes more aggressive investments in sales and marketing, expansion into new markets, and further product development.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has no specific plans for additional future sources of capital beyond the current negotiations with AMTH, our Series A investor. While we are actively working to finalize a warrant agreement which may result in AMTH investing an additional amount in Moonstone, and consequently granting them a warrant to purchase shares of our Class B common stock, it is important to note that these warrants are prospective and have not been executed at this time.

Furthermore, any future capital obtained through the exercise of these warrants, or any other subsequent agreements, will be disclosed in accordance with regulatory requirements, and investors will be apprised of such events as they occur. The potential for this additional capital is considered in our forward-looking plans, but we wish to caution our investors that this is not guaranteed and should not be relied upon as definite future capital.

Indebtedness

- Creditor: TriState Capital Bank
  Amount Owed: $200,000.00
  Interest Rate: 0.11448%
  A rate per annum equal to (a) One Month Term SOFR for such calculation plus (b) the Term SOFR Adjustment. "SOFR" means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator. "SOFR Administrator" means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate). "One Month Term SOFR" means the Term SOFR Reference Rate for a period of one month, as such rate is published by the Term SOFR Administrator. "One Month Term SOFR Adjustment" means a percentage equal to 0.11448% per annum. "Term SOFR Administrator" means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Creditor in its reasonable discretion). "Term SOFR Reference Rate" means the forward-looking term rate based on SOFR. If at any time for any reason, the Term SOFR Administrator fails to publish the One Month Term SOFR, the One Month Term SOFR rate shall be determined by Creditor from an alternate, independent source available to Creditor." The Revolving Line of Credit ("Credit Line") will continue until the earlier of (i) the Company pays off the entire balance of principal, interest and any fees or other charges due under the agreement and the Company notifies the Creditor in writing that it cancels the Credit Line, or (ii) the Creditor demands repayment of the Credit Line. The agreement is a line of credit for the principal amount equal to the lesser of (i) $250,000 or (ii) the Maximum Advance Value of the securities, investments or assets in the Brokerage Account comprising the Collateral. The Collateral was pledged by Arnold Sholder, founder, board member, and shareholder.

- Creditor: Arnold Sholder
  Amount Owed: $25,000.00
  Interest Rate: 5.26%
  Maturity Date: December 26, 2024
  Shareholder loan totaling $25,000. The Company may elect, at its sole option upon the closing of certain financing events and corporate transactions, and subject to the receipt of the requisite approvals, to convert this note into a certain number of equity securities of the Company based upon a formula set forth in such note.

- Creditor: David Goldfarb & Lisa Saiman
  Amount Owed: $25,000.00
  Interest Rate: 5.26%
  Maturity Date: December 26, 2024
  Shareholder loan totaling $25,000. The Company may elect, at its sole option upon the closing of certain financing events and corporate transactions, and subject to the receipt of the requisite approvals, to convert this note into a certain number of equity securities of the Company based upon a formula set forth in such note.

- Creditor: RoseAnnDale, LLC
  Amount Owed: $175,000.00
  Interest Rate: 2.89%
  Maturity Date: September 07, 2029
  Shareholder loan totaling $175,000. This note has no noteworthy terms other than the economic terms noted above.

- Creditor: Martin A. Sholder Revocable Trust
  Amount Owed: $75,000.00
  Interest Rate: 2.89%
  Shareholder loan totaling $75,000. This note has no noteworthy terms other than the economic terms noted above.

- Creditor: Arnold Sholder
  Amount Owed: $30,000.00
  Interest Rate: 5.26%
  Maturity Date: March 07, 2025
  Promissory note totaling $30,000. The Company may elect, at its sole option upon the closing of certain financing events and corporate transactions, and subject to the receipt of the requisite approvals, to convert this note into a certain number of equity securities of the Company based upon a formula set forth in such note.

- Creditor: Johanna Sholder

Amount Owed: $20,000.00
Interest Rate: 5.26%
Maturity Date: March 07, 2025
Promissory note totaling $20,000. The Company may elect, at its sole option upon the closing of certain financing events and corporate transactions, and subject to the receipt of the requisite approvals, to convert this note into a certain number of equity securities of the Company based upon a formula set forth in such note.

- Creditor: William & Brandi Phillips
  Amount Owed: $30,000.00
  Interest Rate: 5.26%
  Maturity Date: March 11, 2025
  Promissory note totaling $30,000. The Company may elect, at its sole option upon the closing of certain financing events and corporate transactions, and subject to the receipt of the requisite approvals, to convert this note into a certain number of equity securities of the Company based upon a formula set forth in such note.

Related Party Transactions

- Name of Entity: RoseAnnDale, LLC
  Names of 20% owners: Arnold Sholder
  Relationship to Company: Shareholder and Director
  Nature / amount of interest in the transaction: Shareholder loan totaling $175,000
  Material Terms: Loan dated March 7, 2019 with an interest rate of 2.89% per annum and maturity date of 10 years from the date of the agreement.

- Name of Entity: Martin A. Sholder Revocable Trust
  Names of 20% owners: Martin A. Sholder
  Relationship to Company: Shareholder and Director
  Nature / amount of interest in the transaction: Shareholder loan totaling $75,000
  Material Terms: Loan dated March 7, 2019 with an interest rate of 2.89% per annum and maturity date of 10 years from the date of the agreement.

- Name of Entity: Advanced MedTech Holdings Pte Ltd.
  Names of 20% owners: Abel Boon Tong, Ang
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: Raw Materials and Supply Agreement totaling up to $1,000,000
  Material Terms: Advanced MedTech Corporate Pte Ltd ("AMTC") will supply the Company's requirements of materials for product manufacturing, and the Company will purchase materials, on a non-exclusive basis, from AMTC. The prices charged by AMTC include a 5% markup over the vendors' prices. The agreement term is for a fixed period of 36 months and can be extended for successive 12-month periods. In lieu of cash payments during the first twelve months of the Term, at AMTC's option, AMTC may agree to receive payment in kind in the form of Series A Preferred Stock at a price of $0.942257.

- Name of Entity: Arnold Sholder
  Relationship to Company: Shareholder and Director
  Nature / amount of interest in the transaction: Shareholder loan totaling $25,000
  Material Terms: Loan dated December 26, 2023 with an interest rate of 5.26% per annum and maturity date of 1 year from the date of the agreement. The Company may elect, at its sole option upon the closing of a certain financing events and corporate transactions and subject to the receipt of the requisite approvals, convert this note into a certain number of equity securities of the Company based upon a formula set forth in such note.

- Name of Entity: David Goldfarb & Lisa Saiman
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: Shareholder loan totaling $25,000
  Material Terms: Loan dated December 26, 2023 with an interest rate of 5.26% per annum and maturity date of 1 year from the date of the agreement. The Company may elect, at its sole option upon the closing of a certain financing events and corporate transactions and subject to the receipt of the requisite approvals, convert this note into a certain number of equity securities of the Company based upon a formula set forth in such note.

- Name of Entity: Arnold Sholder
  Relationship to Company: Shareholder and Director
  Nature / amount of interest in the transaction: Promissory note totaling $30,000
  Material Terms: Loan dated March 7, 2024 with an interest rate of 5.26% per annum and maturity date of 1 year from the date of the agreement. The Company may elect, at its sole option upon the closing of a certain financing events

and corporate transactions and subject to the receipt of the requisite approvals, convert this note into a certain number of equity securities of the Company based upon a formula set forth in such note.

- Name of Entity: William & Brandi Phillips
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: Promissory note totaling $30,000
  Material Terms: Loan dated March 11, 2024 with an interest rate of 5.26% per annum and maturity date of 1 year from the date of the agreement. The Company may elect, at its sole option upon the closing of a certain financing events and corporate transactions and subject to the receipt of the requisite approvals, convert this note into a certain number of equity securities of the Company based upon a formula set forth in such note.

Valuation

Pre-Money Valuation: $30,023,346.06

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. The Company developed its valuation through a weighted average analysis approach considering three elements.

Exit Value Multiples

The first element is recent exit value multiples derived from notable acquisitions within the last five years in the consumer health market, which range on average from 2.6x to 4.0x of revenues. The Company has demonstrated strong sales traction with a CAGR of 119%. If this trend continues, the Company's sales will be over $20 million in 3 years and supports a valuation of over $70 million based on an average multiple of revenues of 3.5x.

Business and Market Factors

The second element is evaluating business and market factors. The Company evaluated the following factors.

Product differentiation and customer validation

Two million patients every year go to the ER with very painful kidney stones. The Company offers scientifically proven products that prevent kidney stones. The Company has a loyal customer base with strong repeat purchases. The Company's products are doctor-recommended, and the Company continues to build brand trust with doctors and patients.

Experience level of the management team

The management team has almost 30 years of experience developing, marketing, and building sales for new consumer products.

Category size, growth, and competitive landscape

The total addressable market is 33 million as 1 in 10 people will develop kidney stones in their lifetime. This equates to an over $1 billion potential market size. The Company's kidney stone solution is first-to-market and patented.

Unit economics (pricing, margin, and growth)

The Company provides the only products with effective alkali citrate per dose. The Company's daily cost per recommended 30mEq dosage is a fraction of the cost of other over-the-counter providers of alkali equivalents. Even with a lower price per daily dosage, the Company's gross margin was almost 41% in 2023. In addition, the Company has seen growth in sales year over year, with sales increasing over 82% in 2023 over 2022.

The Company believes the product differentiation and customer validation factor warrants a $10 million business value and the other factors warrant a $5 million business value each. Collectively, the Company believes these factors justify a $30 million total business value.

Expected Venture Capital Returns

The third element is expected venture capital returns. Based on the Company's forecasted revenue and EBITDA in 5 years, the Company estimates that its exit value will be $350 million, and early investors could achieve a return of 8x – 15x the original investment based on EBITDA multiples ranging from 10x – 15x, which is in alignment with recent exits of comparable companies in the consumer health market. For this valuation, the Company assumed a 10x multiple and discount factors for immediate cash runway needs and dilution to arrive at a $25.5 million business value.

The Company then weighed the three elements equally to arrive at a weighted average valuation of $42.3 million. The

Company discounted the valuation to $30 million given that the Company's brand is less established than the comparable companies that have exited in the last 5 years.

For the reasons above, the Company believes a $30 million valuation is reasonably justified.

The total number of shares outstanding on a fully diluted basis, 9,811,551 shares, includes 4,473,251 shares of Class A Common Stock, 1,680,900 shares of Class B Common Stock (which include 790,000 shares of options and RSUs issued and outstanding, and 890,900 shares available for issuance under the stock incentive plan), 1,406,198 shares of Series A Preferred Stock, 394,892 shares of Series A-1 Preferred Stock, and 1,856,310 shares of Series A-2 Preferred Stock.

Use of Proceeds

If we raise the Target Offering Amount of $14,997.06 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,997.64, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing
  49.0%
  A significant portion of the proceeds will be allocated to marketing efforts, with a focus on radio advertising, which has proven to be the most effective channel for customer acquisition. Additionally, funds will be used to enhance SEO and SEM strategies and to support educational initiatives for physicians at medical conferences, aiming to increase the lifetime value (LTV) of customers from $225 to over $300 by the end of 2024.

- Sales and Distribution
  33.0%
  This allocation will support the expansion into retail channels, including partnerships with major retailers like Walmart and efforts to grow in independent pharmacies and supermarkets. The investment will also facilitate the company's expansion into international markets, leveraging its patents issued in multiple countries.

- Research & Development
  3.0%
  Funds will be used to develop new formulas targeting bone density improvement and the prevention of osteoporosis, as well as other supplements aimed at enhancing kidney health. This R&D effort reflects the company's commitment to innovation and addressing unmet needs within the kidney health space.

- General and Administrative
  8.0%
  The proceeds will help recruit and attract new talent to support the core team over the next 18 months. This investment in human resources is crucial for sustaining growth and ensuring the successful execution of the company's strategic objectives.

- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://moonstonenutrition.com/ (www.moonstonenutrition.com/invest).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/moonstonenutrition

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Moonstone Nutrition Inc.

[See attached]

MOONSTONE NUTRITION INC.

REVIEWED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Moonstone Nutrition, Inc.
Pittsburgh, Pennsylvania

We have reviewed the accompanying financial statements of Moonstone Nutrition, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2023 and December 31, 2022, and the related statements of operations, statements of shareholders' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 18, 2024
Los Angeles, California

MOONSTONE NUTRITION INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,	2023	2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 114,954	$ 139,442
Acccounts Receivable, net	78,709	32,582
Inventory	533,237	282,436
Prepaids and Other Current Assets	81,767	14,442
Total Current Assets	**808,667**	**468,902**
Intangible Assets	5,400	5,800
Total Assets	**$ 814,067**	**$ 474,702**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 1,069,236	$ 125,474
Credit Cards	17,515	7,322
Current Portion of Promissory Notes and Loans	59,448	9,448
Line of Credit	200,000	200,000
Other Current Liabilities	302,952	357,801
Total Current Liabilities	**1,649,151**	**700,045**
Promissory Notes and Loans	284,838	277,613
Simple Agreement for Future Equity (SAFEs)	-	-
Convertible Note	-	-
Total Liabilities	**1,933,990**	**977,658**
STOCKHOLDERS EQUITY		
Class A Common Stock	447	447
Series A Preferred Stock	141	115
Series A-1 Preferred Stock	39	39
Series A-2 Preferred Stock	186	186
Additional Paid in Capital	3,643,883	3,393,957
Retained Earnings/(Accumulated Deficit)	(4,764,618)	(3,897,701)
Total Stockholders' Equity	**(1,119,923)**	**(502,956)**
Total Liabilities and Stockholders' Equity	**$ 814,067**	**$ 474,702**

See accompanying notes to financial statements.

MOONSTONE NUTRITION INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2023**		**2022**
(USD $ in Dollars)				
Net Revenue	$	1,930,901	$	1,059,816
Cost of Goods Sold		1,148,114		594,547
Gross profit		782,788		465,269
Operating expenses				
General and Administrative		779,231		640,715
Sales and Marketing		788,194		903,657
Total operating expenses		1,567,425		1,544,373
Operating Income/(Loss)		(784,637)		(1,079,104)
Interest Expense		71,853		56,296
Other Loss/(Income)		10,428		200
Income/(Loss) before provision for income taxes		(866,918)		(1,135,599)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(866,918)**	**$**	**(1,135,599)**

See accompanying notes to financial statements.

MOONSTONE NUTRITION INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Class A Common Stock		Series A Preferred Stock		Series A-1 Preferred Stock		Series A-2 Preferred Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2021	**4,473,251**	**$ 447**	**-**	**$ -**	**-**	**$ -**	**-**	**$ -**	**$ -**	**$ (2,762,101)**	**$ (2,761,654)**
Issuance of Stock	-	-	1,146,185	$ 115					1,079,886		1,080,001
Conversion from SAFE to Equity							626,489	$ 63	622,937		623,000
Conversion from Convertible Notes to Equity					394,892	$ 39	1,229,821	$ 123	1,672,976		1,673,138
Share-Based Compensation									18,158		18,158
Net income/(loss)										(1,135,599)	(1,135,599)
Balance—December 31, 2022	**4,473,251**	**447**	**1,146,185**	**115**	**394,892**	**39**	**1,856,310**	**186**	**3,393,957**	**$ (3,897,701)**	**$ (502,956)**
Issuance of Stock	-	-	260,013	$ 26	-		-		244,973		244,999
Share-Based Compensation									4,952		4,952
Net income/(loss)										(866,918)	(866,918)
Balance—December 31, 2023	**4,473,251**	**$ 447**	**1,406,198**	**$ 141**	**394,892**	**$ 39**	**1,856,310**	**$ 186**	**$ 3,643,883**	**$ (4,764,618)**	**$ (1,119,922)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	**2023**	**2022**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (866,918)	$ (1,135,599)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Amortization of Intangibles	400	200
Share-based Compensation	4,952	18,158
Changes in operating assets and liabilities:		
Acccounts receivable, net	(46,127)	1,644
Inventory	(250,801)	(78,028)
Prepaids and Other Current Assets	(67,325)	3,220
Accounts Payable	943,762	(124,611)
Credit Cards	10,193	7,322
Other Current Liabilities	(54,849)	(118,271)
Accrued Interest on Promissory Note	7,225	
Net cash provided/(used) by operating activities	**(319,487)**	**(1,425,964)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Intangible Assets	-	(6,000)
Net cash provided/(used) in investing activities	**-**	**(6,000)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	244,999	1,080,001
Borrowing on Promissory Note	50,000	
Line of Credit	-	200,000
Borrowing on Convertible Note- converted into equity in 2022	-	225,000
Net cash provided/(used) by financing activities	**294,999**	**1,505,001**
Change in Cash	(24,488)	73,036
Cash—beginning of year	139,442	66,405
Cash—end of year	**$ 114,954**	**$ 139,442**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 15,395	$ 8,049
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	-	$ 2,296,138
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Moonstone Nutrition Inc. was incorporated on March 7, 2019, in the state of Delaware. The financial statements of Moonstone Nutrition Inc. (which may be referred to as the "Company," "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Pittsburgh, Pennsylvania.

Developed by world-renowned kidney stone doctors, Moonstone's Stone Stopper™ is clinically proven to reduce the formation of kidney stones. Moonstone's patented formula includes significant amounts of alkali citrate, which is scientifically proven to increase urine citrate and pH and makes the kidneys inhospitable to the formation of kidney stones and promotes healthy kidney function. Available in supplement capsules, gummies, and ready-to-mix (RTM) drink powders, Moonstone is the first effective kidney stone supplement and beverage on the market with true functional health benefits.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Expected Credit Losses

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023 and 2022, the Company determined an allowance for expected credit loss of $10,285 and $0, respectively.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to finished goods are determined using an average method.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalized its domain name, which is amortized on a straight-line basis over its estimated useful lives (15 years).

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to, in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company earns revenues from sale of Kidney Health Capsules, Ready-to-Mix Drink Powders and Gummies via eCommerce (Amazon, www.moonstonenutrition.com, Walmart.com, and Target.com) and in retail stores (CVS, Walgreens, and several small independent pharmacies).

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022 amounted to $788,194 and $903,657, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 18, 2024, which is the date the financial statements were available to be issued.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2023	2022
Finished goods	$ 448,448	$ 196,763
Raw materials	40,220	45,514
Work in progress	44,569	40,159
Total Inventory	**$ 533,237**	**$ 282,436**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2023	2022
Prepaid Expenses	9,494	14,442
Slotting Fees Asset	72,273	-
Total Prepaids and Other Current Assets	**$ 81,767**	**$ 14,442**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2023	2022
Accrued Expenses	234,593	331,151
Accrued Royalties	62,414	20,747
Sales Taxes Payable	5,903	5,903
Accrued Interest	42	-
Total Other Current Liabilities	**$ 302,952**	**$ 357,801**

5. INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible assets consist of:

As of Year Ended December 31,	2023	2022
Domain name	$ 6,000	$ 6,000
Intangible assets, at cost	**6,000**	**6,000**
Accumulated amortization	(600)	(200)
Intangible assets, Net	**$ 5,400**	**$ 5,800**

Entire intangible assets have been amortized. Amortization expenses for the fiscal year ended December 31, 2023 and 2022 were in the amount of $400 and $200, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

Period	Expense
2024	$ (400)
2025	(400)
2026	(400)
2027	(400)
Thereafter	(3,800)
Total	**$ (5,400)**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Class A Common Stock

The Company is authorized to issue 10,261,000 shares of Class A Common Stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 4,473,251 shares have been issued and are outstanding.

Class B Common Stock

The Company is authorized to issue 3,635,258 shares of Class B Common Stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, no share was issued.

Series A Preferred Stock

The Company is authorized to issue 3,311,000 shares of Series A Preferred Stock at a par value of $0.0001 par value. As of December 31, 2023, and December 31, 2022, 1,406,198 and 1,146,185 shares were issued and outstanding, respectively.

Series A-1 Preferred Stock

The Company is authorized to issue 450,000 shares of Series A-1 Preferred Stock at a par value of $0.0001 par value. As of December 31, 2023, and December 31, 2022, 394,892 shares were issued and outstanding.

Series A-2 Preferred Stock

The Company is authorized to issue 2,000,000 shares of Series A-2 Preferred Stock at a par value of $0.0001 par value. As of December 31, 2023, and December 31, 2022, 1,856,310 shares were issued and outstanding.

7. SHAREBASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,680,900 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2023
Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	-	$ -	-
Granted	575,000		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2022	575,000	$ -	-
Exercisable Options at December 31, 2022	550,625	$ -	-
Granted	-	$ 0.08	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2023	550,625	$ 0.08	8.04
Exercisable Options at December 31, 2023	550,625	$ 0.08	8.04

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period.

Stock options expense for the years ended December 31, 2023, and December 31, 2022, was $4,952 and $18,158, respectively.

8. 7. LINE OF CREDIT

The Company entered into a Line of Credit agreement with TriState Capital Bank during fiscal year 2021 that allows borrowings up to $250,000. The total outstanding balance borrowed from line of credit as of December 31, 2023, and December 31, 2022, was $200,000. The entire balance is classified as current.

9. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2023 Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	For the Year Ended December 2022 Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Martin Sholder	$ 75,000	2.89%	3/7/2019	3/7/2029	$ 2,168	10,452	$ -	$ 85,452	$ 95,903	$ 2,168	$ 8,284	$ -	$ 75,000	$ 83,284
Promissory Note - RoseAnnDale LLC	$ 175,000	2.89%	3/7/2019	3/7/2029	$ 5,058	24,387	$ -	$ 199,387	$ 223,774	$ 5,058	$ 19,329	$ -	$ 175,000	$ 194,329
Unsecured Promissory Note - David Goldfarb & Lisa Saiman	$ 25,000	5.26%	12/26/2023	12/26/2024	$ 18	18	$ 25,000	$ -	$ 25,018	$ -	$ -	$ -	$ -	$ -
Unsecured Promissory Note - Arnold Sholder	$ 25,000	5.26%	12/26/2023	12/26/2024	$ 18	18	$ 25,000	$ -	$ 25,018	$ -	$ -	$ -	$ -	$ -
Arnold Sholder	$ 9,448	0.00%		No set maturity	$ -	-	$ 9,448	$ -	$ 9,448	$ -	$ -	$ 9,448	$ -	$ 9,448
Total					$ 7,261	$ 34,874	$ 59,448	$ 284,838	$ 379,160	$ 7,225	$ 27,613	$ 9,448	$ 250,000	$ 287,061

The summary of the future maturities is as follows:

As of Year Ended December 31, 2023	
2024	$ 59,448
2025	-
2026	-
2027	-
2028	-
Thereafter	284,838
Total	**$ 344,286**

Convertible Note Conversion

During 2022, the Company converted $1,535,003 of Convertible notes into 394,892 shares of Series A-1 preferred stock and 1,229,821 shares of Series A-2 Preferred Stock.

Simple Agreements for Future Equity ("SAFE") Conversion

During 2022, the Company converted $623,000 of SAFE into 626,489 shares of Series A-2 Preferred Stock.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022 consists of the following:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (268,658)	$ (300,142)
Valuation Allowance	268,658	300,142
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (1,180,135)	$ (911,477)
Valuation Allowance	1,180,135	911,477
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,808,116, and the Company had state net operating loss ("NOL") carryforwards of approximately $3,808,116. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

On March 7, 2019, the Company entered into a shareholder loan agreement with RoseAnnDale LLC, who agreed to loan to the company the principal amount $175,000 at an interest rate of 2.89% per annum and maturity date of ten (10) years from the date of this Agreement. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $223,774 and $194,329, respectively.

On March 7, 2019, the Company entered into a shareholder loan agreement with Martin Sholder, who agreed to loan to the company the principal amount $75,000 at an interest rate of 2.89% per annum and maturity date of (10) years from the date of this Agreement. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $95,903 and $83,284, respectively.

During the past period, the Company borrowed money from a shareholder, Arnold Sholder. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $9,448.

On April 27, 2022, the Company entered into a Raw Materials and Supply Agreement with shareholder Advanced MedTech Holdings Pte Ltd. As of December 31, 2023 and December 31, 2022, the outstanding accounts payable to MedTech Holdings Pte Ltd are $908,999 and $74,416, respectively.

On December 26, 2023, the Company entered into a promissory note agreement with a shareholder, Arnold Sholder, in the amount of $25,000. The note bears an interest rate of 5.26% per annum. The entire principal balance hereunder, together with all accrued and unpaid interest, shall be due and payable on December 26, 2024. As of December 31, 2023, the outstanding balance of the loan is $25,018.

On December 26, 2023, the Company entered into a promissory note agreement with shareholders David Goldfarb & Lisa Saiman in the amount of $25,000. The note bears an interest rate of 5.26% per annum. The entire principal balance hereunder, together with all accrued and unpaid interest, shall be due and payable on December 26, 2024. As of December 31, 2023, the outstanding balance of the loan is $25,018.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through March 18, 2024, which is the date the financial statements were available to be issued.

On January 22, 2024, the Company amended its Certificate of Incorporation to increase the number of authorized Class B shares from 2,000,000 shares to 3,635,258 shares. The change was made by the Company in anticipation of the crowdfunding campaign on StartEngine.

On March 7, 2024, the Company entered into a promissory note agreement with a shareholder, Arnold Sholder in the amount of $30,000. The note bears an interest rate of 5.26% per annum. The entire principal balance hereunder, together with all accrued and unpaid interest, shall be due and payable on March 7, 2025.

On March 7, 2024, the company entered into a promissory note agreement with a new investor in the amount of $20,000. The note bears an interest rate of 5.26% per annum. The entire principal balance hereunder, together with all accrued and unpaid interest, shall be due and payable on March 7, 2025.

On March 11, 2024, the Company entered into a promissory note agreement with shareholders William & Brandi Phillips in the amount of $30,000. The note bears an interest rate of 5.26% per annum. The entire principal balance hereunder, together with all accrued and unpaid interest, shall be due and payable on March 11, 2025.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $784,637, an operating cash flow loss of $319,487, and liquid assets in cash of $114,954, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through the proposed crowdfunding campaign and through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF MOONSTONE NUTRITION

Say goodbye to painful kidney stones. Forever.

Introducing Stone Stopper®, a groundbreaking OTC remedy, designed to prevent kidney stones. Created by top kidney stone doctors and backed by rigorous scientific validation.

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


moonstone®
KIDNEY HEALTH
STONE STOPPER
TM

$0 Raised

REASONS TO INVEST

33 million (one in ten) Americans suffer from kidney stones; Stone Stopper is an over-the counter solution that has been clinically proven to prevent the formation of kidney stones.

Positioned in a potential $2B kidney health market , Stone Stopper® is already sold on Amazon, Walmart.com, Target.com, Walgreens, and CVS, with thousands of loyal customers and a 3-year CAGR of 119%.

Created by top kidney stone doctors and led by a team of consumer products experts, Moonstone is backed by global patents and research, designed to help millions of stone sufferers.

Get Equity
$3.06 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	VALUATION
$498.78	$30.02M

TEAM



Salim S Rayes • Co-founder, CEO & President, and Board Member

Salim Rayes is an entrepreneur with over 30 years of vast experience across the consumer products industry, including the beverage, food, dairy, and supplements sectors. His expertise encompasses a wide range of critical business areas such as sal...

Read More



Noman Khan • Chief Operating Officer

Noman Khan, a proven innovation, R&D and operation executive with 25 years of experience in the Food and Beverage industry. Noman has worked with and launched iconic global brands like Gatorade, Tropicana, Quaker, Ocean Spray, and Gold Peak. He...

Read More



Abel Boon Tong, Ang • Board Member

Purpose-driven Board Member & Medical Device Executive

Show More

THE PITCH

A Breakthrough for Kidney Stone Prevention


moonstone®
KIDNEY HEALTH
STONE STOPPER
TM
STONE STOPPER®
is a science-based solution that prevents kidney stones

Stone Stopper® is a science-based solution to prevent kidney stones and promote kidney health and wellbeing. Established in 2019, we have already raised over $3.5 million to develop and launch our over-the-counter formula that was created and patented by leading kidney stone doctors from Harvard, New York University (NYU), and University of California San Francisco (UCSF). Stone Stopper's unique formula is well tolerated by consumers and has no side effects.

00:44

THE PROBLEM & OUR SOLUTION

Kidney Stones Can and Should Be Prevented


THE PROBLEM: 1 in 10 People Suffer from Kidney Stones
33MM
Kidney Stone Sufferers
2MM
ER Visits Each Year
50%
Recurrence Rate

Source

With one in ten people suffering from kidney stones and a staggering 2 million ER visits each year (Source), Stone Stopper® is confronting this critical (and painful) healthcare challenge head-on. We're addressing the pressing issue of kidney health, where over 33 million Americans are afflicted by kidney stones (Source), and the prevalence has almost doubled in the last twenty years (source). Stone Stopper® is a natural, affordable, and non-pharmaceutical alternative for kidney stone patients. It's delicious and gentle on the stomach – without the unpleasant side effects associated with potassium citrate prescription pills.


HELPS REDUCE CRYSTALLIZATION
moonstone
KIDNEY HEALTH & HYDRATION
15
INDIVIDUAL PACKETS
STONE STOPPER
DRINK MIX
moonstone
KIDNEY HEALTH
STONE STOPPER
SCIENTIFICALLY PROVEN FORMULA
DEVELOPED BY TOP KIDNEY DOCTORS
HELPS REDUCE CRYSTALLIZATION
DIETARY SUPPLEMENT • 120 VEGAN CAPSULES
moonstone
KIDNEY HEALTH
STONE STOPPER

THE SOLUTION

Science Based Proven Formula

- Developed by **renowned kidney stone doctors** (Harvard, NYU, & UCSF)
- **Patented**, functional kidney stone prevention drink
- **Scientifically proven** alkali citrate formula that:
  - Prevents kidney stones
  - Supports kidney health

Stone Stopper® contains clinically significant levels of alkali citrate, scientifically demonstrated to increase urine citrate and alkalinize the urine (increase the pH). These two important mechanisms render the kidneys inhospitable to stone formation.

Stone Stopper's product line – capsules, gummies, and powder drinks in 4 delicious flavors – is designed to accommodate various consumer preferences. We take a balanced approach to reach and educate the market, engaging both healthcare professionals and consumers directly. Through education initiatives aimed at doctors, especially urologists and nephrologists, we have garnered their support and endorsement.

HOW IT WORKS

The Science of Alkali Citrate & Stone Stopper®

Alkali citrate prevents kidney stone formation by **reducing the ability of calcium in the urine to bind with oxalate.**


CITRATE
Ca
Ox



Stone Stopper® contains clinically significant amounts of alkali citrate that increase **urine citrate** and **urine pH**. These effects work because increased urine citrate helps prevent calcium stones, while increased urine pH helps dissolve and prevent uric acid and cystine stones.*

For citrate to enter the urine and act to prevent kidney stones, it **must be accompanied by sodium, potassium, or magnesium**—and these are exactly what Moonstone provides.


11
Na
12
Mg
19
K

Moonstone's higher net citrate content provides more "net base", also known as alkali, which is essential to preventing kidney stone formation.

THE MARKET & OUR TRACTION

Strong and Growing Traction


KIDNEY CONSUMER HEALTH MARKET
$2 BILLION
amazon
Walgreens
CVS
Walmart.com
TARGET.com
moonstone
STONE STOPPER
SCIENTIFICALLY PROVEN FORMULA
DEVELOPED BY TOP KIDNEY DOCTORS
HELPS REDUCE CRYSTALLIZATION
DIETARY SUPPLEMENT • 120 VEGAN CAPSULES
CRANBERRY RASPBERRY
MIXED BERRY GUMMIES

Targeting a potential $2 billion kidney consumer health product sector, Moonstone is dedicated to improving the lives of individuals grappling with kidney stones and those in the early stages of Chronic Kidney Disease (CKD). From the outset, we have successfully carved out a significant footprint on Amazon and other key retail and ecommerce players, including Walgreens, CVS, Walmart, and Target. This expansive retail distribution underscores our remarkable progress in the market and guarantees widespread access to our transformative health solutions.

In 2023, a significant milestone was reached as Dr. David Goldfarb of NYU undertook an independent study, delving into the efficacy of our products. This study showed the tangible benefits and effectiveness of Stone Stopper ® compared to the leading and most cited studies on alkali citrate and kidney stone prevention (Source | Source).

Moonstone Nutrition is standing on solid ground, holding worldwide patents secured through collaboration with top specialists from prestigious institutions like NYU, Harvard, and UCSF. These patents, integral to our formulation, are issued or approved in key regions worldwide, including the US, Canada, Mexico, Australia, the European Union, Japan, Thailand, and Vietnam.

Our company is guided by a diverse and experienced leadership team. Moonstone Nutrition's board is led by Chairman, Ken Romanzi, who served as CEO of B&G Foods and COO at Ocean Spray Cranberries, and Abel Ang, CEO of Advanced MedTech Holdings, a global medical technology leader with a core focus in urology devices. Advanced MedTech serves millions of patients and physicians in 100 countries worldwide. Also guiding the company are the physicians who developed the formula, who are all co-founders and investors: David S. Goldfarb, MD, Clinical Chief Nephrology, NYU Langone Health; Marshall Stoller, MD, Vice Chair of Urology and Head of the Urinary Stone Division at UCSF Health; Brian Eisner, MD, Associate Professor of Surgery and Co-Director of Kidney Stone Program, Harvard/Mass General Hospital; and Arnold Sholder, MD, who practiced urology for 34 years and served as the chief of the urology division, as well as chairman of the department of surgery, at St Clair Hospital in Pittsburgh.


DOCTOR RECOMMENDED
65% of Stone Stopper customers were referred by their doctors
moonstone
KIDNEY HEALTH
STONE STOPPER
SCIENTIFICALLY PROVEN FORMULA
DEVELOPED BY TOP KIDNEY DOCTORS
HELPS REDUCE CRYSTALLIZATION
DIETARY SUPPLEMENT • 120 VEGAN CAPSULES

Moonstone Nutrition has a team of resourceful and experienced executives who skillfully run the company on a day-to-day basisincluding: Salim Rayes, serving as CEO & President, brings a wealth of expertise from food and beverage startups. Noman Khan, as COO, contributes insights from R&D and operations in the industry. Anya Sarkisov, our VP of Marketing, utilizes extensive marketing experience, while Amber Miles, our VP of Finance, offers a strong background in accounting and financial management. Together, they drive Moonstone's sustained growth and societal contribution.

WHY INVEST

Join a Health Revolution

Magic Kidney Pills!

★★★★★

I have been using individual servings of the powdered form of Moonstone for years. When the 30 day supply of this powder came on the market, I was thrilled! I use the pill form every night in addition to the powder (60 meq/day). My health history requires that I take this much every day. I've had many kidney stones in the past before taking Moonstone. It's the absolute best.

— Chris L.

Great Alternative!

★★★★★

For 10 years, I had been taking Potassium Citrate pills that we huge. I choked on them often—my new nephrologist recommended Moonstone as an alternative and I am so happy to have found this product. I take it twice a day, I open the capsules and put them in applesauce or in a smoothie and then take the powder in water. So far so good!

— Robin B.

Stone Stoppers Are A Life Saver

★★★★★

Stone stoppers are fantastic. They are the only thing that has helped me stay free from kidney stones for over one year. They are a miracle. Thank you so much for helping me.

— Jeannie R.

**These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

1. Stone Stopper® is ready to help millions of people prevent very painful kidney stones through a range of delicious and easy to take nutritional supplements, without seeking costly and non-palatable pharma options.

2. Stone Stopper® is the only over-the-counter solution that is backed by patents and was developed at 3 leading medical schools: Harvard, New York University, and University of California San Francisco.

3. Stone Stopper® is the only over-the-counter kidney stone prevention product that delivers sufficient alkali citrate salts to alter urine chemistry and prevent Kidney Stone formation.

4. Stone Stopper® is the only over the counter solution that has demonstrated clinical success in the prevention of Kidney Stones.

5. Kidney Stones are not going away; in fact, the incidence rate of stone formation has almost doubled since 2005 and continues to rise.

6. Aside from Kidney Stones, Moonstone sees future opportunities in the kidney health space with the 37 million Americans suffering from chronic kidney disease (CKD), who are at increased risk for Kidney Stones. In addition, over 38 million people in the US have diabetes and are also at increased risk of forming stones.

7. Moonstone is working on developing new products to address solutions for patients with diabetic kidney disease (DKD) and chronic kidney disease (CKD).

Join us in revolutionizing kidney stone prevention!


HELPS REDUCE CRYSTALLIZATION
moonstone®
KIDNEY HEALTH & HYDRATION
15
STONE STOPPER
DRINK MIX
SCIENTIFICALLY PROVEN FORMULA
DEVELOPED BY TOP KIDNEY DOCTORS
WILD BERRY


moonstone®
STONE STOPPER
WILD BERRY

ABOUT

HEADQUARTERS
6425 Living Pl
Pittsburgh, PA 15206

WEBSITE
View Site

Introducing Stone Stopper®, a groundbreaking OTC remedy, designed to prevent kidney stones. Created by top kidney stone doctors and backed by rigorous scientific validation.

TERMS

Moonstone Nutrition

Overview

PRICE PER SHARE
$3.06

VALUATION
$30.02M

DEADLINE
Jul. 10, 2024 at 6:59 AM UTC

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$498.78

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,997.64

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
4,901

SHARES OFFERED
Class B Common Stock

MAX NUMBER OF SHARES OFFERED
403,594

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based Perks

Early Bronze: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Silver: Invest $5,000+ within the first 2 weeks | 10% bonus shares

Early Gold: Invest $10,000+ within the first 2 weeks | 15% bonus shares

Early Platinum: Invest $20,000+ within the first 2 weeks | 20% bonus shares

Early Angel: Invest $50,000+ within the first 2 weeks | 25% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $5,000+ and receive 5% bonus shares

Tier 2 Perk: Invest $10,000+ and receive 10% bonus shares

Tier 3 Perk: Invest $20,000+ and receive 15% bonus shares

Tier 4 Perk: Invest $50,000+ and receive 20% bonus shares

** In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Moonstone Nutrition, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $3.06 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $306. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

PRESS

Moonstone Nutrition

This Kidney Stone Supplement Saved My Life

View Article

PR Newswire

New Study Published in Urolithiasis Links Moonstone Stone Stopper™ To Kidney Stone Prevention

View Article

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Moonstone Nutrition.

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

@ 2024 All Rights Reserved

Download on the App Store

Get To Know Us

Our Team

Careers

Blog

Let's Work Together

Raise Capital

Refer a Founder, earn $10k

Success Stories

Partnerships

Need Help

Contact Us

Help Center

Terms of Use Privacy Policy Disclaimer Annual Reports Form CRS

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video Transcript:

Hi, I'm Dr. David Goldfarb. I've been taking care of kidney stone patients for 30 years. I myself have suffered the excruciating pain of having stones 3 times.

33 million people in the US suffer from kidney stones and 1 in 10 people worldwide will have one kidney stone in their lifetime.

Moonstone Nutrition addresses this problem head-on by developing Stone Stopper, a game-changing, over-the-counter product that's scientifically proven to prevent kidney stones.

Our patented formula comes in capsules, gummies, and powdered drinks, and is sold through Amazon, Walmart.com Walgreens, and CVS. Our sales have increased tenfold in just 3 years, exceeding $2 million in 2023.

Before Stone Stopper, doctors had 1 option for stone prevention: prescription potassium citrate pills, which are expensive, difficult to swallow, and cause heartburn and diarrhea. Stone Stopper is affordable, delicious, and gentle on the GI tract. In a 2023 study, which I did at NYU, Stone Stopper was clinically proven to work as well as potassium citrate pills.

Our products are trusted by both customers and physicians; in fact, thousands of people are already using Stone Stopper daily, and 65% of our customers were referred by their doctors.

Stone Stopper's amazing

I've been successful in avoiding new stones and I didn't even realize what was going on until about 6 months when my wife said "boy that's working better than anything else you've ever taken."

Our goal is to become accessible to more people who need our products, both in the US and internationally. Whether someone has a genetic predisposition to kidney stones or has had them before, or just wants to maintain kidney health, our products can help.

We plan to expand our retail presence and add more Stone Stopper products to store shelves.

We offer relief from kidney stones, and we're ready to bring it to millions. Invest today.

Campaign Page Video Transcript:

You live an active life. Don't let painful kidney stones slow you down. Meet Moonstone Stone Stopper. Stone Stopper is a simple solution that works, created and recommended by top kidney stone doctors. Stone Stopper is an alkali citrate formula that prevents kidney stones in one easy step and no prescription is needed. It's available in capsules or a powder drink that makes hydration easy and delicious. Kidney stones can and should be prevented. So take back control of your life. Add Stone Stopper to your daily routine and live stone-free. Buy now at www.moonstonenutrition.com. Try it today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "DR. ARNIE'S, INC.", CHANGING ITS NAME FROM "DR. ARNIE'S, INC." TO "MOONSTONE NUTRITION INC.", FILED IN THIS OFFICE ON THE FIFTH DAY OF MAY, A.D. 2022, AT 8:19 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

7314051 8100
SR# 20221791604

Authentication: 203353344
Date: 05-05-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

EXECUTION VERSION

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
DR. ARNIE'S, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Pursuant to Section 242 and 245 of the General Corporation Law of the State of Delaware, Dr. Arnie's, Inc. (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify:

1. That the name of this corporation is DR. ARNIE'S, INC., and that this corporation was originally incorporated pursuant to the General Corporation Law on March 7, 2019.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor. The text of the Amended and Restated Certificate of Incorporation is amended and restated to read as set forth in EXHIBIT A attached hereto.

The foregoing amendments to the Corporation's Amended and Restated Certificate of Incorporation were duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Dr. Arnie's, Inc. has caused this Certificate to be executed by its duly authorized officer, this 5th day of May, 2022.

DocuSigned by:
Salim Rayes
329725709A4B413...
Salim Rayes
Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:19 AM 05/05/2022
FILED 08:19 AM 05/05/2022
SR 20221791604 - File Number 7314051

EXHIBIT A

**SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
MOONSTONE NUTRITION INC.**

FIRST: The name of this corporation is Moonstone Nutrition Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 12,261,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**"), of which 10,261,000 shall be designated Class A Common Stock and 2,000,000 shall be designated Class B Common Stock, and (ii) 5,761,000 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, preferences and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Class A Common Stock are entitled to one (1) vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Class A Common Stock, as such, shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate of Incorporation that relates solely to the terms of one (1) or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one (1) or more other such series, to vote thereon pursuant to this Second Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one (1) or more series of Preferred Stock that may be required by the terms of this Second Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the

Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law. The holders of Class B Common Stock are not entitled to vote.

B. PREFERRED STOCK

3,311,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series A Preferred Stock**", 450,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series A-1 Preferred Stock**", and 2,000,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series A-2 Preferred Stock**", each with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth.

1. Dividends.

The holders of then outstanding shares of Preferred Stock shall be entitled to receive, only when, as and if declared by the Board of Directors, out of any funds and assets legally available therefor, dividends at the rate of 6% of the Original Issue Price (as defined below) for each share of Preferred Stock, prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock). The right to receive dividends on shares of Preferred Stock pursuant to the preceding sentence of this Section 1 shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Second Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, in addition to the dividends payable pursuant to the first sentence of this Section 1, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Series A Original Issue Price**" shall mean, with respect to the Series A Preferred Stock $0.942257 per share; subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock. The "**Series A-1 Original Issue Price**" shall mean, with respect to the Series A-1 Preferred Stock $1.127024 per share; subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A-1 Preferred Stock. The "**Series A-2 Original Issue Price**" shall mean, with respect to the Series A-2 Preferred Stock $0.994433 per share; subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A-2 Preferred Stock. The Series A Original Issue Price, Series A-1 Original Issue Price, and Series A-2 Original Issue Price, as applicable, are referred to herein as the "**Original Issue Price**".

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of a series of Preferred Stock then outstanding shall be entitled to be paid, on a pari passu basis, out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of a series of Preferred Stock then outstanding shall be entitled to be paid, on a pari passu basis, out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times the applicable Original Issue Price for such series of Preferred Stock, plus an amount equal to any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence as it applies to each series of Preferred Stock, as applicable, is hereinafter referred to as the "**Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Preferred Stock (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event (unless such notice is waived by the Requisite Holders):

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock or other equity interests that represent, immediately following such merger or consolidation, at least a majority of the capital stock or other equity interests of (1) the surviving or resulting corporation or other entity; or (2) if the surviving or resulting corporation or other entity is a wholly owned subsidiary of another entity immediately following such merger or consolidation, the parent entity of such surviving or resulting corporation or other entity; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all of the business or assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount (the "**Redemption Price**"). Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall ratably redeem each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. In the event of a redemption pursuant to this Section 2.3.2(b), The Corporation shall send written notice of the redemption (the "**Redemption Notice**") to each holder of record of Preferred Stock not less than twenty (20) days prior to the date on which redemption is to occur (the "**Redemption Date**"). Each Redemption Notice shall state:

(i) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice;

(ii) the Redemption Date and the Redemption Price; and

(iii) that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

On or before the Redemption Date, each holder of shares of Preferred Stock to be redeemed on such Redemption Date shall surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that the certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Preferred Stock shall cease to accrue after such Redemption Date, and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of their certificate or certificates therefor.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation, including the approval of the Preferred Director (as defined herein).

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Class A Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Second Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Class A Common Stock as a single class and on an as-converted to Class A Common Stock basis.

3.2 Election of Directors. The holders of record of the shares of Preferred Stock, exclusively and as a separate class, by the affirmative vote of a majority of the outstanding voting power of such class, shall be entitled to elect one (1) director of the Corporation (the "**Preferred Director**"); provided, however, for administrative convenience, the initial Preferred Director may also be appointed by the Board of Directors in connection with the approval of the initial issuance of Preferred Stock without a separate action by the holders of Preferred Stock; provided, that the Board of Directors appoints as the Preferred Director the person named in the written instrument evidencing such initial issuance of Preferred Stock. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Preferred Stock fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Preferred Stock elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Class A Common Stock, exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any directorship filled by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this Section 3.2. The rights of the holders of the Preferred Stock under the first sentence of this Section 3.2 shall terminate on the first date following the Original Issue Date on which there are issued and outstanding less than 530,450 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Preferred Stock).

3.3 Preferred Stock Protective Provisions. At any time when at least a majority shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Second Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.3.1 liquidate, IPO, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event at a valuation less than forty million dollars ($40,000,000), or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of this Second Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock (or any series thereof);

3.3.3 for as long as the net sales of the Corporation is below twenty million dollars ($20,000,000), (i) create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any capital stock unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges, or (ii) increase the authorized number of shares of Preferred Stock or any additional class or series of capital stock of the Corporation unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges;

3.3.4 repurchase or redeem (or permit any subsidiary to repurchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, and (iii) repurchases or redemptions of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with (A) the cessation of such employment or service or (B) the exercise of contractual rights of first refusal at no greater than the original purchase price thereof;

3.3.5 make new investments in, or create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one (1) or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

3.3.6 increase or decrease the authorized number of directors constituting the Board of Directors, change the number of votes entitled to be cast by any director or directors on any matter;

3.3.7 change the Board approved operating budget; and

3.3.8 approve or change e-commerce strategy plans.

4. Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The "**Series A Conversion Price**" shall initially be equal to $0.942257. The "**Series A-1 Conversion Price**" shall initially be equal to $1.127024. The "**Series A-2 Conversion Price**" shall initially be equal to $0.994433. The Series A Conversion Price, Series A-1 Conversion Price, and Series A-2 Conversion Price shall be referred to herein, as applicable, as the "**Conversion Price**". Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Class A Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, and (ii) pay an amount equal to all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Second Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the applicable Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted applicable Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of an amount equal to any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for an amount equal to any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) as to any series of Preferred Stock shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation;

(vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another entity by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation. or

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation.

(b) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

4.4.2 No Adjustment of Conversion Price. No adjustment in the applicable Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the applicable Conversion Price pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the applicable Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such applicable Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the applicable Conversion Price to an amount which exceeds the lower of (i) the applicable Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the applicable Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the applicable Conversion Price pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the applicable Conversion Price pursuant to the terms of Section 4.4.4, the applicable Conversion Price shall be readjusted to such applicable Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the applicable Conversion Price provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the applicable Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the applicable Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP_1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the applicable Conversion Price pursuant to the terms of Section 4.4.4 then, upon the final such issuance, the applicable Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the applicable Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the applicable Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the applicable Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the applicable Conversion Price shall be adjusted pursuant to this Section as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one (1) share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the applicable Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the applicable Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the applicable Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the

Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice; unless such notice is waived or shortened by consent of the holders of a majority of the outstanding voting power of all capital stock of the Corporation entitled to receive such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000,000 of proceeds to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors, including the approval of the Preferred Director or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Class A Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay an amount equal to any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

7. Waiver. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders and (b) at any time more than one (1) series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Second Amended and Restated Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Second Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one (1) vote on each matter presented to the Board of Directors

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Second Amended and Restated Certificate of Incorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "MOONSTONE NUTRITION INC.", FILED IN THIS OFFICE ON THE TWENTY-SECOND DAY OF JANUARY, A.D. 2024, AT 9:55 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

7314051 8100
SR# 20240184665

Authentication: 202640699
Date: 01-22-24

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:55 AM 01/22/2024
FILED 09:55 AM 01/22/2024
SR 20240184665 - File Number 7314051

CERTIFICATE OF AMENDMENT

TO THE

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

MOONSTONE NUTRITION INC.

Moonstone Nutrition Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: The first sentence of the first paragraph of Article Fourth of the Second Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety as follows:

> "The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 13,896,258 shares of Common Stock, $0.0001 par value per share ("**Common Stock**"), of which 10,261,000 shall be designated Class A Common Stock and 3,635,258 shall be designated Class B Common Stock, and (ii) 5,761,000 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**")."

SECOND: The foregoing amendment was duly adopted in accordance with the provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 22nd day of January, 2024.

DocuSigned by:
By: Salim Rayes
328725708A4B413...
Name: Salim Rayes
Title: Chief Executive Officer

Exhibit G to Form C

Testing the Waters (TTW) Materials

moonstone
KIDNEY HEALTH

STONE STOPPER

Dear potential investor,

Thank you for your interest in Moonstone Nutrition and the future growth of our company. You will receive more information about the StartEngine crowdfunding campaign in upcoming months.

We appreciate your support and wish you a happy and healthy holiday season!

Best regards,
Moonstone Nutrition

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

Frequently Asked Questions

SHOP PRODUCTS

KIDNEY STONE PREVENTION

DOCTOR DEVELOPED

PATENTED FORMULA

moonstone®
KIDNEY HEALTH

STONE STOPPER™

To our loyal Moonstone customer:

Moonstone has been helping stone sufferers for nearly three years. As the company grows, we are considering opening an investment opportunity in Moonstone Nutrition Inc for as little as $400. Sign up here if you are interested and want to be the first to know when this opportunity goes live:

INVESTMENT OPPORTUNITIES

Best regards,
Moonstone Nutrition

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

Frequently Asked Questions

SHOP PRODUCTS

KIDNEY STONE PREVENTION

DOCTOR DEVELOPED

PATENTED FORMULA

moonstone®
KIDNEY HEALTH

STONE STOPPER™

We're excited to announce that Moonstone Nutrition is raising capital on StartEngine. Due to our recent successes we're looking to continue our growth and are expanding our vision through an upcoming capital fundraising round. This is a really exciting moment for us as we reflect on how far we've come to get to this point where we're looking to bring on new investors. The best part is through StartEngine's platform, we're able to host an equity crowdfunding campaign and open our fundraising round to our own community!

What exactly is equity crowdfunding?
Regulation Crowdfunding gives eligible companies of all types an opportunity to raise capital from the public. Investors hold partial ownership in the company and have the opportunity to benefit if the company does well.

In the past, a startup could only offer and sell its securities to accredited investors and then only if it complied with complex federal and state registration requirements. Under the JOBS Act, the general public can now invest in capital raising by start-up companies.

We look forward to bringing you more information on this exciting opportunity!

Best regards,
Moonstone Nutrition

Frequently Asked Questions

SHOP PRODUCTS

KIDNEY STONE PREVENTION

DOCTOR DEVELOPED

PATENTED FORMULA

moonstone®
KIDNEY HEALTH

STONE STOPPER™

We're excited to announce that Moonstone Nutrition is raising capital on StartEngine. Due to our recent successes we're looking to continue our growth and are expanding our vision through an upcoming capital fundraising round. This is a really exciting moment for us as we reflect on how far we've come to get to this point where we're looking to bring on new investors. The best part is through StartEngine's platform, we're able to host an equity crowdfunding campaign and open our fundraising round to our own community!

What exactly is equity crowdfunding?
Regulation Crowdfunding gives eligible companies of all types an opportunity to raise capital from the public. Investors hold partial ownership in the company and have the opportunity to benefit if the company does well.

In the past, a startup could only offer and sell its securities to accredited investors and then only if it complied with complex federal and state registration requirements. Under the JOBS Act, the general public can now invest in capital raising by start-up companies.

We look forward to bringing you more information on this exciting opportunity!

Best regards,
Moonstone Nutrition

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.